Filed pursuant to Rule 424(b)(3)
Registration File. No. 333-229782

CIM REAL ASSETS AND CREDIT FUND

SUPPLEMENT NO. 2 DATED SEPTEMBER 8, 2021
TO THE PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION DATED JANUARY 29, 2021

This supplement contains information that amends, supplements or modifies certain information contained in the prospectus (the “Prospectus”) and statement of additional information (the “SAI”) of CIM Real Assets & Credit Fund (the “Fund,” “we,” “us” or “our”) dated January 29, 2021 and is part of, and should be read in conjunction with, the Prospectus and the SAI. The Prospectus and the SAI have been filed with the U.S. Securities and Exchange Commission, and is available free of charge at www.sec.gov. Capitalized terms used in this supplement have the same meanings as in the Prospectus and the SAI, unless otherwise stated herein.

Before investing in our Common Shares, you should read carefully the Prospectus, the SAI and this supplement and consider carefully our investment objective, risks, fees and expenses. You should also carefully consider the “Risks” beginning on page 33 of the Prospectus before you decide to invest in our Common Shares.

Change in Custodian

As of September 7, 2021, US Bank, National Association serves as the Fund’s primary custodian as well as custodian to certain of the Fund’s subsidiaries. As a result, on September 7, 2021, references to UMB Bank, N.A as custodian on pages 7, 73, 107, and SAI-22 are hereby deleted and replaced with US Bank, National Association as follows:

The custodian of the assets of the Fund, including its subsidiaries, is US Bank, National Association located at 190 S. LaSalle Street, 8th Floor, Chicago, IL 60603.

Changes to the Fund’s Investment Strategies

This supplement deletes the following sentences (“Deleted Sentences”):

•Sentence four under the subheading “Investment Strategies” on p. i
•Sentence four under the subheading “Investment Strategies” on p. 3
•Sentence four in paragraph one under the subheading “Investment Strategies” on p. 13
•Sentence three in paragraph two under the subheading “Other Non-Fundamental Policies” on p. SAI-2

The following sentence hereby replaces each of the aforementioned Deleted Sentences:

The Fund’s investments in Real Assets will consist of (1) direct real estate that will generally be held through one or more wholly-owned real estate investment trust (“REIT”) subsidiaries (each, a “REIT Subsidiary”), (2) publicly traded REITs and private REITs, (3) real estate mortgages, (4) commercial mortgage-backed securities (“CMBS”) and (5) infrastructure assets that may be held through a REIT Subsidiary.

The subsequent language is hereby deleted and replaced or added in the following locations:

THE FUND’S INVESTMENTS
•Portfolio Composition, p. 14, Real Assets, Bullet Point 2 is hereby deleted and replaced in its entirety, as follows:

Publicly traded REITS and private REITS

•Other REITs p. 16, sentence 1 is hereby deleted and replaced in its entirety, as follows:

In addition to its investment in the REIT Subsidiaries, the Fund will invest in public REITs (including non-traded REITs) and private REITs.

•The following paragraph is added as paragraph 3 to subsection “Other REITs” on p. 16:

The Fund may invest in affiliated publicly traded REITs and private REITs. The Fund would only invest in affiliated REITs that offer their securities to unaffiliated third parties (including to existing security holders) and on the same terms and at the same times as such securities are offered to such unaffiliated third parties. The Fund may only invest in affiliated REITs to the extent permitted by applicable law and related interpretations of the staff of the SEC.

RISKS
•The following paragraph is added as a new risk factor on p. 45

Investing in Affiliated REITs Risk. In addition to those risks described above with respect to all REITs, investing in affiliated REIT may pose additional risks to the Fund. The Fund would only invest in affiliated REITs that offer their securities to unaffiliated third parties (including to existing security holders) and on the same terms and at the same times as such securities are offered to such unaffiliated third parties. Similarly, the Fund may only redeem shares of an affiliated REIT on the same terms and at the same times as redemptions are offered to such unaffiliated third parties. The Fund may therefore be limited in the affiliated REITs in which it can invest. As a result, the CIM Sub-Adviser may have a conflict of interest in selecting to invest the Fund’s assets in an affiliated REIT. The Fund may only invest in affiliated REITs to the extent permitted by applicable law and related interpretations of the staff of the SEC.

Potential Waivers Applicable to Management Fee

The following sentence is added to the locations listed directly below:

The Adviser has waived its right to receive a Management Fee on the portion of the Fund’s assets invested in an affiliated publicly traded REIT.

•Management Fee and Incentives, p. 6, at the end of the subsection entitled “Management Fee”
•Summary of Fund Expenses, p. 11, as the last sentence of note three.
•Management and Incentive Fees, p. 74, as the last sentence of the subsection entitled “Management Fee”

Determination of Net Asset Value

The subsequent language is hereby deleted and replaced under the sub-heading “Wholly Owned Commercial Real Estate Properties” on page 91:

•The first sentence of the second paragraph is deleted in its entirety and replaced with the following:

Our independent valuation expert will value each of our wholly owned real estate properties held indirectly by our REIT subsidiary on a quarterly basis.

•The fifth paragraph is deleted in its entirety and replaced with the following:

Upon acquisition, commercial properties will initially be carried at cost until the earlier of the end of (i) the quarter following the quarter of acquisition or (ii) the fiscal year of the Fund. Thereafter, each commercial property will be valued on a quarterly basis by our independent valuation expert. The independent valuation expert may perform valuations at any time during the quarter based on its judgment.